06004712

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42121

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sisung Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#2 Canal Street, Suite 2440
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence J. Sisung, Jr. (504)-554-7700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200 (Address) Metairie (City) LA (State) 70005 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 203

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 28 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Lawrence J. Sisung, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sisung Securities Corporation as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public
51044

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SISUNG SECURITIES CORPORATION

December 31, 2005

Audit of Financial Statements

December 31, 2005

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Sisung Securities Corporation

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **SISUNG SECURITIES CORPORATION** as of December 31, 2005, and the related statements of loss, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **SISUNG SECURITIES CORPORATION** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
February 9, 2006

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, SUITE 202, COVINGTON, LA 70433-4012 • 985.892.5850 • FAX 985.892.5956
WWW.LAPORTE.COM

SISUNG SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$	830,830
Deposit with Clearing Organization		100,000
Furniture, Fixtures, and Equipment, Net of Accumulated Depreciation of $391,717		89,854
Other Assets		41,191
	$	1,061,875

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	42,391
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, Authorized 1,500 Shares; Issued and Outstanding 1,000 Shares		1,000
Additional Paid-In Capital		49,000
Retained Earnings		969,484
Total Stockholder's Equity		1,019,484
	$	1,061,875

The accompanying notes are an integral part of these financial statements.

SISUNG SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BACKGROUND

SISUNG SECURITIES CORPORATION (the Company) was incorporated primarily to enter into all phases of business as it relates to securities, including, but not limited to, activities in trading and sales, mergers and acquisitions, and public and corporate finance. Approximately 64% of revenues are earned through providing services to institutional customers. The Company operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

REVENUE RECOGNITION

Securities transactions and related commission revenue and expenses are recorded on the settlement date basis. Use of the settlement date, rather than the trade date, as required by accounting principles generally accepted in the United States of America, does not materially affect the reported financial position of the Company.

Management and underwriting fees included in public finance profits are recorded at the time underwriting is completed and the income is reasonably determinable. Merger and acquisition fees are due and payable, and are recognized, upon completion of the transactions.

INVESTMENT SECURITIES

Marketable securities held for trading are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment are stated at cost. Depreciation on furniture, fixtures and equipment is calculated on straight line and accelerated methods over the estimated useful lives of the assets. Use of this method does not result in a material departure from methods required by accounting principles generally accepted in the United States of America. Maintenance and repairs are charged to expense as incurred, while expenditures that substantially increase the useful lives of the assets are capitalized.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

SISUNG SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ADVERTISING

The Company expenses the costs of advertising as they are incurred. Advertising expense was $4,218 for the year ended December 31, 2005.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B

INCOME TAXES

Components of income tax benefit for the year ended December 31, 2005, are as follows:

Current:	
Federal	$ 4,443
State	1,061
	5,504
Deferred	(17,293)
	$ (11,789)

The effective tax rate for the year ended December 31, 2005, was 44%. Income tax expense differs from the amounts computed by applying the U.S. Federal rate of 34% to income before income tax benefit principally due to the effect of graduated tax rates, state income taxes, and expenses which are not deductible for income tax purposes.

At December 31, 2005, the Company had deferred tax liabilities totaling $14,929, related to accelerated deductions for furniture, fixtures and equipment.

NOTE C

AGREEMENT WITH CLEARING ORGANIZATION

The Company utilizes Pershing, LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2005, $100,000 of cash is restricted for that purpose.

NOTE D

RELATED PARTY TRANSACTIONS

The Company provides assistance to Sisung Investment Management Services, Inc. (SIMS), a related party under common control which performs investment advisory services, under an operating agreement to provide various services, including brokerage and facilities services, to SIMS and to assist SIMS in the fulfillment of several of its investment advisory services. During 2005, revenues received under this agreement amounted to $160,000, which is included in management fees on the statement of income.

The Company leases office space from an affiliate on a month-to-month basis. During 2005, rental expense paid under this lease agreement amounted to $102,772, which is included in other operating and general and administrative expenses on the statement of income.

NOTE E

EMPLOYEE BENEFIT PLAN

Effective January 1, 1998, the Company established a 401(k) plan. Eligible employees may contribute 0-90% of annual compensation up to the maximum allowed by the Internal Revenue Service. The Company will make either matching or nonelective contributions. Matching contributions will equal 100% of the employee's contribution, limited to 3% of each employee's annual compensation. Nonelective contributions will be made on behalf of eligible employees who earned at least $5,000 of compensation for the year. Nonelective contributions will equal to 2% of annual compensation for eligible employees. The Company's expenses relating to matching contributions were approximately $17,920 for the year ended December 31, 2005, and are included in Salaries, Commissions and Employee Benefits on the statement of loss. The Company did not incur any nonelective contributions for the year ended December 31, 2005.

NOTE F

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company initiates customers' securities transactions through a clearing broker, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as an "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the receipt of settlement proceeds (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. This risk is minimized in that the Company would receive the securities as collateral. At December 31, 2005, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

NOTE G

NET CAPITAL REQUIREMENT

The Company is a registered broker and dealer in securities and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $250,000. Net capital may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $894,439, which was $644,439 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2005.